SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2011

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JANUARY 31, 2011

1. DATE AND TIME: January 31, 2011, at 10:30 a.m. 2. PLACE: The Company’s principal place of business located at Rua Eteno, 1561, Complexo Petroquímico de Camaçari, CEP 42810-000, Municipality of Camaçari, State of Bahia. 3. CALL NOTICE: 3.1. The Call Notice was published, pursuant to article 124 of Law No. 6,404/76 (Corporation Law – “LSA”), in the Official Gazette of the State of Bahia on the January 14, 15/16 and 18, 2011 editions, and in the newspaper “A Tarde” on the January 14, 17 and 18, 2011 editions; it was also widely disclosed, according to the Brazilian Securities Commission (“CVM”) Rulings Nos. 02/78 and 207/94, in the newspaper “Valor Econômico” on the January 14/15/16, 17 and 18, 2011 editions; 3.2. All documents required by the LSA and CVM Ruling No. 481/09 in relation to the matters to be resolved at this Extraordinary General Meeting have been made available to the Company’s shareholders upon disclosure, in the CVM IPE System, of the respective Call Notice on January 13, 2011. 4. ATTENDANCE: Shareholders representing more than ninety seven percent (97%) of the Company’s common shares, in addition to more than forty four percent (44%) of the Company’s preferred shares, as per the signatures contained in the Shareholders’ Attendance Book, thus making up the legal quorum necessary for approval of the matters set out in the agenda. 5. PRESIDING BOARD: Ana Patrícia Soares Nogueira – Chairman; Lilian Porto Bruno – Secretary, were chosen as set forth in article 17 of the Bylaws. 6. AGENDA: The attending shareholders unanimously waived the reading of the agenda. 7. RESOLUTIONS: The matters contained in the Agenda were put to discussion and vote, and the resolutions below were unanimously approved by the attendees, without any provisos or qualifications; 7.1. to authorize the drawing-up of the minutes of this Meeting in summary form, as well as their publication omitting the signatures of the shareholders present, under the terms of article 130 and its paragraphs, of the LSA; 7.2. to take knowledge of the waivers presented by the full Member PAULO HENYAN YUE CESENA, and by alternate Member ADRIANO CHAVES JUCÁ ROLIM, under the terms of the letters received and filed at the Company’s principal place of business; 7.3. to express votes of thanks and recognition to the resigning Members for their efforts and contribution to the Company; 7.4. to elect, in order to fill the vacant positions and to complete the term of office in course, which will end at the Annual General Meeting that will review the managers’ accounts for the fiscal year ending on December 31, 2011, Mr. LUCIANO NITRINI GUIDOLIN, Brazilian, married, production engineer, bearer of Identity Card RG No. 23655538-8 SSP/SP and enrolled in the Individual Taxpayers’ Register (CPF/MF) under No. 268.477.068-99, resident and domiciled in São Paulo/SP, with business address at Avenida das Nações Unidas, n° 8501, 32º andar, Pinheiros, São Paulo/SP, CEP 05.425-070, to the position of full member of Braskem’s Board of Directors, in replacement of Mr. PAULO HENYAN YUE CESENA; and Ms. MÔNICA BAHIA ODEBRECHT, Brazilian, divorced, lawyer, bearer of Identity Card RG 02598721-64 SSP/BA and enrolled in the CPF/MF under No. 541.080.715-49, resident and domiciled in São Paulo/SP, with business address at Avenida das Nações Unidas, n° 8501, 32º andar, Pinheiros, São Paulo/SP, CEP 05425-070, to the position of alternate member of Braskem’s Board of Directors, in replacement of Mr. ADRIANO CHAVES JUCÁ ROLIM. The Members elected herein are invested in office on this date and represent in writing, for all legal purposes and under penalty of law, for the effects of the provisions of article 37, item II, of Law No. 8,934 of November 18, 1994, with the wording of article 4 of Law No. 10,194 of February 14, 2001, that they are not impeded from performing commercial activities or from managing mercantile companies due to a criminal sentence, nor are they impeded by a special law or sentenced for a crime of bankruptcy, prevarication, bribery or payoff, graft, embezzlement, or a crime against the welfare, the public credit, or the property, or a criminal penalty that prohibits, even if temporarily, the access to public offices, as provided for in article 147, paragraph 1 of the LSA, having also provided, in order to meet the provisions of CVM Rulings No. 358, of January 3, 2002, and No. 367 of May 29, 2002, written statements, according to the terms of such Rulings, which have been filed at the Company’s principal place of business; 7.5. to establish that, as of the date hereof, Member JOSÉ DE FREITAS MASCARENHAS, Brazilian, married, civil engineer, bearer of Identity Card No. 00356.697-80 SSP/BA and enrolled in the CPF/MF under No. 000.630.535-00, resident and domiciled in Salvador/BA, with business address at Av. Luis Viana Filho, nº 2841, Paralela, Salvador/BA, CEP 41730-900, the current full member of Braskem’s Board of Directors, shall assume the position of alternate member of Braskem’s Board of Directors, in replacement of Mr. JOSÉ CARLOS GRUBISICH FILHO, Brazilian, married, chemical engineer, bearer of Identity Card No. 7.893.279-8 SSP/SP, enrolled in the CPF/MF under No. 931.524.778-72, resident and domiciled in São Paulo/SP, with business address at Avenida das Nações Unidas, n° 8501, 26º andar, Pinheiros, São Paulo/SP, CEP 05425-070, who, in turn, will assume the position of full member of Braskem’s Board of Directors. As a result of the resignations presented and the replacements deliberated above, the Board of Directors of the Company is now composed as follows: FULL MEMBERS: MARCELO

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JANUARY 31, 2011

BAHIA ODEBRECHT – PRESIDENT; PAULO ROBERTO COSTA – VICE-PRESIDENT; ALFREDO LISBOA RIBEIRO TELLECHEA; ALMIR GUILHERME BARBASSA; ÁLVARO FERNANDES DA CUNHA FILHO; EDUARDO RATH FINGERL; FRANCISCO PAIS; JOSÉ CARLOS GRUBISICH FILHO; LUCIANO NITRINI GUIDOLIN; MARIA DAS GRAÇAS SILVA FOSTER; AND NEWTON SERGIO DE SOUZA. RESPECTIVE ALTERNATES: CLÁUDIO MELO FILHO; ANTONIO APARECIDA DE OLIVEIRA; ANDRE AMARO DA SILVEIRA; PEDRO AUGUSTO BONESIO; FELIPE MONTORO JENS; MARCOS LUIZ ABREU DE LIMA; ANDREA DAMIANI MAIA; JOSÉ DE FREITAS MASCARENHAS; CARLA GOUVEIA BARRETTO; ARÃO DIAS TISSER; AND MÔNICA BAHIA ODEBRECHT. 8. ADJOURNMENT: As there were no further subjects to be discussed, the Extraordinary General Meeting was ended and these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all of the Shareholders present at the meeting, who reached the quorum required for the validity of the deliberations, and by decision of the Shareholders, the extraction of the certificates needed by the Secretary of the Meetings was authorized.

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JANUARY 31, 2011

Camaçari/BA, January 31, 2011.

PRESIDING BOARD:

___________________________                               _______________________________

      Ana Patrícia Soares Nogueira                                                 Lilian Porto Bruno

              Chairman                                                                         Secretary

SHAREHOLDERS:

BRK Investimentos Petroquímicos S/A

(by Ana Patrícia Soares Nogueira)

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JANUARY 31, 2011

Odebrecht Serviços e Participações S/A

(by Ana Patrícia Soares Nogueira)

Odebrecht S/A

(by Ana Patrícia Soares Nogueira)

Petrobrás Química S.A. – Petroquisa

(by Roberto Keller Thompson Mello)

Petróleo Brasileiro S.A. – Petrobras

(by Roberto Keller Thompson Mello)

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 02, 2011
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.